Exhibit 99.1

Update on Joint Corporate Brokers in London

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, July 2, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it has appointed Deutsche Bank AG (trading as Deutsche Numis) as its joint Corporate Broker in London with immediate effect following the termination of HSBC Bank plc as joint Corporate Broker. Panmure Liberum Limited and Cavendish Capital Markets Limited will continue to act as joint Corporate Brokers in London and Panmure Liberum Limited will continue to act as Nominated Advisor to HUTCHMED in London in respect of the AIM rules.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000